MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) for the period ended March 31, 2013 is as of May 6, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  This MD&A should be read in conjunction with our interim unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2013. You should also consider our audited consolidated financial statements and notes thereto and our MD&A for the year ended December 31, 2012, which are included in our 2012 Annual Report on Form 20-F. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Report on Form 20-F, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Report on Form-20F. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Report on Form 20-F, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. We have one product, BRINAVESSTM, approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. Atrial fibrillation is an arrhythmia or abnormal rhythm, of the upper chambers of the heart.

Vernakalant

Exclusive global rights to the intravenous and oral formulations of vernakalant hydrochloride (“vernakalant (IV) and vernakalant (oral)” respectively) are held by Merck under two separate collaboration and license agreements. On September 25, 2012, Merck gave notice to us of its termination of both collaboration and license agreements. The terminations will be effective after the notice periods pursuant to the terms of the collaboration and license agreements. Upon the effective dates of the terminations, we will have exclusive global rights to vernakalant (IV) and vernakalant (oral). The transition of vernakalant from Merck to us is a multi-step process and transition activities are ongoing. We expect these activities to continue throughout 2013. Depending on the timing of these activities and regulatory approvals, we and Merck may agree to extend the notice periods.

Subsequent to quarter-end, on April 24, 2013, pursuant to a Transition Agreement signed with Merck, we have taken on responsibility for worldwide sales, marketing and promotion of BRINAVESSTM.  We will continue to receive relevant royalties on worldwide sales and will also receive an undisclosed promotional service fee. Regulatory product rights and product distribution responsibility are expected to transfer to us on or about July 15, 2013, following which we will recognize all BRINAVESSTM revenue and Merck will cease paying royalties or any promotional service fee. Merck will either terminate or transfer Sponsor responsibility for each relevant clinical study to us by September 15, 2013.

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Vernakalant (IV)

North America

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (IV) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In July 2011, we granted consent for the transfer of rights for the development and commercialization of vernakalant (IV) in North America from Astellas to Merck. Pursuant to the agreement, we were responsible for 25 percent of the development costs for vernakalant (IV) in North America, while Merck was responsible for 75 percent of the development costs and future commercialization costs for vernakalant (IV) in North America. In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (IV). Once the rights have been returned, we will be responsible for all future development and commercialization costs for vernakalant (IV).

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (IV). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4.

In 2006, our former partner, Astellas, submitted an NDA for vernakalant (IV) to the FDA seeking approval to market vernakalant (IV) in the United States for the conversion of atrial fibrillation. In Q3-2008, Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. In Q3-2009, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009. In Q4-2010, Astellas suspended patient enrolment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study. After the transfer of rights from Astellas to Merck, Merck and the FDA terminated the ACT 5 trial. Merck has begun discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. Upon the return of rights from Merck, we intend to continue these discussions with the FDA.

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Outside North America

In Q2-2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (IV) outside of North America with Merck. Under the agreement, development efforts and expenses for vernakalant (IV) outside of North America are the responsibility of Merck. In Q3-2009, we received a $15 million milestone payment from Merck upon the filing of a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (IV) in the European Union. In Q2-2010, we announced final results from the Phase 3 European Comparator Study (the “AVRO study”) which showed the superiority of vernakalant (IV) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration. In the Asia-Pacific region, Merck initiated a Phase 3 trial in Q3-2010 that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained. This study is currently suspended pending the return of rights from Merck. In Q3-2010, we announced that vernakalant (IV), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. As a result of the European marketing approval, we received a $30 million milestone payment from Merck. In 2011, BRINAVESS™ was granted marketing approval in several countries outside of the European Union. Also in 2011, Merck initiated SPECTRUM, a post-approval safety study. This study is ongoing and we intend to continue this study upon the return of rights from Merck.

BRINAVESS™ has been commercially launched by Merck in a number of countries where it is approved for marketing. In Q1-2013, we selected Quintiles to provide post-marketing lifecycle safety and global regulatory affairs services for BRINAVESS™ and have begun establishing a small direct sales force in Europe. We expect to provide continued access to the product starting in the second quarter of 2013 and will continue to build a presence in select markets in Europe where BRINAVESS™ is launched.

Vernakalant (oral)

In 2006, we announced positive results from a Phase 2a pilot study. A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008. In Q2-2009, we entered into a collaboration and license agreement for the development and commercialization of vernakalant (oral), providing a Merck affiliate with exclusive rights to vernakalant (oral) globally. Pursuant to the collaboration and license agreement, all development efforts and expenses for vernakalant (oral) are the responsibility of Merck. In Q4-2010, we announced that Merck’s current review of vernakalant (oral) was completed, and that Merck had confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. In November 2011, we announced that Merck completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures was initiated in 2011. This trial was successfully completed in February 2012. In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (oral). Once the rights have been returned to us, we will evaluate the appropriate development path for vernakalant (oral) and will be responsible for all future development and commercialization costs.

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Other Projects

We continue to support pre-clinical research and development work externally through collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

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The following table summarizes the key milestones associated with our programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008	$102.5

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010 Suspended pending transition

	Phase 3 ACT 5 study	Study terminated

	Post approval study	Spectrum (post approval safety study) initiated in 2011
Study continuing
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.4

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD study completed

28-day Phase 1 trial completed

Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	18.4

CORPORATE DEVELOPMENT

Establishment of European presence

During Q1-2013, we appointed Steen Juul-Möller, M.D., Ph.D./DMSc., FESC as our European Medical Director to oversee our clinical and medical affairs activities. We also began establishing a small, direct sales force in Europe to promote BRINAVESS™ and subsequent to quarter-end, Jürgen Polifka, Ph.D. joined our management team as General Manager, Sales and Marketing Europe to oversee our commercialization activities in Europe.

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Long-term debt settlement

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between us and Merck was further amended, allowing us to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, we paid the remaining $13 million of the $20 million agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. We recorded a gain on debt settlement of $20.8 million during Q1-2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

Management change

On March 26, 2013, we announced changes to our senior management team. William Hunter, M.D., previously interim Chief Executive Officer and Director, has been appointed full-time President and Chief Executive Officer; Karim Lalji has been promoted from Senior Vice President of Commercial Affairs to Chief Commercial Officer; and Sheila Grant has been hired as Chief Operating Officer.

Share consolidation

Subsequent to quarter-end, on April 3, 2013, our shareholders approved the consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. Our common shares began trading on a post-consolidation basis on the NASDAQ and TSX on April 12, 2013. All share and per share information in this document gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

NASDAQ listing

Subsequent to quarter-end, on April 26, 2013, we received confirmation from the NASDAQ Listing Qualification Staff that we have regained compliance with the NASDAQ Capital Market’s minimum $1.00 bid price per share requirement.

Transition of vernakalant from Merck

Subsequent to quarter-end, on April 24, 2013, pursuant to a Transition Agreement signed with Merck, we have taken on responsibility for worldwide sales, marketing and promotion of BRINAVESSTM.  We will continue to receive relevant royalties on worldwide sales and will also receive an undisclosed promotional service fee. Regulatory product rights and product distribution responsibility are expected to transfer to us on or about July 15, 2013, following which we will recognize all BRINAVESSTM revenue and Merck will cease paying royalties or any promotional service fee. Merck will either terminate or transfer Sponsor responsibility for each relevant clinical study to us by September 15, 2013.

After the execution of the Transition Agreement with Merck, the agreement was amended to add a party to the agreement. A copy of the updated Transition Agreement will be available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the past two financial years.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2012. There have been no material changes to these accounting policies during the three months ended March 31, 2013, except as described below.

Changes in Significant Accounting Policies

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amendments to the accounting guidance for presentation of comprehensive income, requiring an entity to provide additional information about reclassification of accumulated other comprehensive income by component. The amendments, which are effective prospectively for reporting periods beginning after December 15, 2012, do not change the current requirements for reporting net income or other comprehensive income. On January 1, 2013, we prospectively adopted the amendments. The adoption of the amendments did not have a material impact on our results of operations for the periods presented.

Impact of Accounting Pronouncements Affecting Future Periods

In March 2013, the FASB issued amendments on foreign currency matters related to parent’s accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The amendments clarify the applicable guidance for the release of the cumulative translation adjustment (CTA) under current U.S. GAAP. These amendments will be effective prospectively for reporting periods beginning after December 15, 2013. We do not expect the adoption of the amendments to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

First Quarter Overview

The higher net income in Q1-2013 as compared to Q4-2012 was mainly due to the recognition of a $20.8 million gain on the settlement of debt owed to Merck, compared to a gain on debt settlement of $11.2 million in Q4-2012. Interest expense in Q1-2013 also decreased by $0.9 million compared to Q4-2012 as interest ceased to accrue from the effective date of the debt settlement agreement with Merck, being December 10, 2012.

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Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

We recorded a net income of $18.4 million ($1.47 per share) for the three months ended March 31, 2013 (Q1-2013), compared to a net loss of $7.0 million ($0.57 per share) for the three months ended March 31, 2012 (Q1-2012).

The net income for Q1-2013 was primarily due to the recognition of a $20.8 million gain on the settlement of debt owed to Merck. The net loss for Q1-2012 was due to restructuring charges, clinical development efforts, pre-clinical research projects, as well as other operating costs.

For the remainder of the year, our expenses are expected to be greater than our revenues from the sale of BRINAVESS™, and any licensing, research collaborative and other fees we may earn.

Revenue

Total revenue for Q1-2013 was $0.1 million, a decrease of $0.3 million from $0.4 million in Q1-2012. Total revenue is comprised of licensing and other fees and research collaborative fees from collaborative partners.

Licensing and other fees in 2012 and 2013 primarily represent royalties from our collaborative partners. We do not expect licensing and other fees to be significant in the future. However, we will begin earning revenue from the sale of BRINAVESS™ in mid-2013.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We did not earn any research collaborative fees in Q1-2013 as a result of the termination of the collaboration and license agreements with Merck, and do not expect such fees to be significant in the future.

Research and Development Expenditures

Research and development (“R&D”) expenditures were $0.4 million for Q1-2013 as compared to $2.9 million for Q1-2012.

R&D expenditures primarily consist of costs related to contract service and research agreements and consulting fees. Prior to Q3-2012, R&D expenditures also included wages and benefits (including stock-based compensation) of our employees performing research functions, as well as materials and lab supplies used in these activities.

The decrease in R&D expenditures in Q1-2013 compared to Q1-2012 was primarily due to the restructuring initiatives in Q3-2012 which eliminated our internal research activities. In addition, we did not incur significant costs on vernakalant (IV) as a result of the termination of the ACT 5 trial in 2012.

For the remainder of the year, we will continue to support pre-clinical research and development work externally through collaborations. These costs are expected to be significantly lower than the research expenditures incurred in prior years.

Selling, General and Administration Expenditures

Selling, general and administration (“SG&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees. Commencing Q1-2013, they also include costs incurred to support the commercialization of BRINAVESSTM.

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SG&A expenditures for Q1-2013 were $2.2 million as compared to $2.6 million for Q1-2012. The decrease in SG&A expenditures was primarily due to a decrease in rent expense as well as wages and benefits as a result of our workforce reductions in 2012. This decrease was partially offset by an increase in costs associated with our sales and marketing efforts in preparation for the commercialization of BRINAVESS™.

For the remainder of the year, we expect our overall SG&A expenditures to increase in 2013 as compared to 2012 as a result of our transition activities with Merck, worldwide sales and marketing efforts, as well as other related costs required to support the commercialization of BRINAVESS™.

Restructuring

Restructuring consists of employee termination benefits, idle-use expense, asset impairments, and other charges.

Restructuring charges for Q1-2013 represented a revision to our previous estimate of total restructuring charges, while the amount for Q1-2012 related primarily to employee termination benefits associated with our Q1-2012 workforce reduction.

Restructuring activities were substantially complete in 2012; therefore, we do not expect restructuring charges in 2013 to be significant.

Other Income and Expense

Other income and expense consists of sublease income, foreign exchange gains (losses), interest, and gain from settlement of debt.

We did not incur any interest expense in Q1-2013. Interest expense for Q1-2012 was $1.1 million. The decrease in interest expense in Q1-2013 was due to the settlement of debt owed to Merck. In Q1-2013, we also recorded a $20.8 million gain on the settlement of debt owed to Merck.

Other income remained consistent at $0.2 million in Q1-2013 and Q1-2012.

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QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with U.S. GAAP:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012

Total revenue	$60	$84	$63	$209
Research and development	370	385	449	2,255	(1)
Selling, general and administration(3)	2,209	2,356	2,496	2,207	(1)
Restructuring	(73)	35	9,036	165	(1)
Gain on settlement of debt	20,834	11,218	-	-
Net income (loss)	$18,393	$7,744	$(13,412)	$(5,677)
Income (loss) per share
Basic and diluted(2)	$1.47	$0.63	$(1.10)	$(0.46)

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2012		December 31, 2011	September 30, 2011	June 30, 2011

Total revenue	$433		$401	$274	$443
Research and development	2,928	(1)	3,442	3,903	4,073
Selling, general and administration(3)	2,552	(1)	2,095	2,764	3,466
Restructuring	804	(1)	-	-	-
Net loss	$(6,970)		$(5,898)	$(7,153)	$(7,723)
Income (loss) per share
Basic and diluted(2)	$(0.57)		$(0.48)	$(0.59)	$(0.63)

(1) Employee termination benefits relating to the Q1-2012 workforce reduction have been reclassified to restructuring.

(2) Income (loss) per share amounts for the periods presented have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

(3) Effective Q1-2013, SG&A includes costs incurred to support the commercialization of BRINAVESSTM.

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

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Research and development expenditures:

The timing and amount of clinical trials and research work performed resulted in the variations in R&D expenditures. The significant decrease in R&D expenditures starting in the second half of 2012 was due to the elimination of the internal research function.

Selling, general and administration expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in SG&A expenditures. The decrease in SG&A expenditures in recent quarters was due to cost savings from our 2012 restructuring initiatives, which was partially offset by costs incurred to support the commercialization of BRINAVESSTM in Q1-2013.

Restructuring:

The workforce reductions and the idle-use expense in Q2-2012 and Q3-2012 resulted in the variations in restructuring cost.

Gain on settlement of debt:

The debt settlement agreement with Merck in Q4-2012 and the resulting payments of the settlement amounts in Q4-2012 and Q1-2013 resulted in the gains on settlement of debt.

Net income (loss)

The timing of our revenue and expenses discussed above resulted in the variations in net income (loss). Our net income for Q1-2013 and Q4 2012 was also positively affected by the $20.8 million and $11.2 million gain on the settlement of debt owed to Merck.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during Q1-2013 were financed mainly by working capital carried forward from the preceding fiscal year. At March 31, 2013, we had working capital of $24.7 million, compared to $6.1 million at December 31, 2012. Included in working capital at December 31, 2012 was the current debt obligation to Merck of $32.5 million. On March 1, 2013, we paid the remaining $13 million of the $20 million agreed-upon debt settlement amount to Merck, extinguishing our outstanding debt obligation of $32.5 million. We had available cash reserves comprised of cash and cash equivalents of $25.7 million at March 31, 2013 compared to $41.3 million at December 31, 2012.

We believe that our cash position and the anticipated cash inflows from the sale of BRINAVESS™ will be sufficient to finance our operational and capital needs for at least 24 months.  Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials and commercialization efforts, fees from collaborative and license arrangements with third parties and from strategic opportunities. Our cash reserves will continue to fund external research efforts, the development and commercialization of vernakalant, and operational as well as strategic activities.

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Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Quarter Ended March 31
	2013	2012
Cash used in operating activities	$(2,482)	$(7,987)
Cash used in investing activities	(18)	(199)
Cash provided by (used in) financing activities	(12,976)	25,000
Effect of foreign exchange rate on cash and cash equivalents	(44)	63
Net increase (decrease) in cash and cash equivalents	$(15,520)	$16,877

Cash used in operating activities in Q1-2013 was $2.5 million, a decrease of $5.5 million from cash used in operating activities of $8.0 million in Q1-2012. The decrease in cash used was primarily due to lower operating and restructuring expenses in Q1-2013 as a result of the workforce reduction completed in 2012, as well as the timing of the changes in our operating assets and liabilities.

Cash used in investing activities in Q1-2013 was insignificant compared to $0.2 million spent in Q1-2012 for the purchase of equipment and patent costs.

Cash used in financing activities was $13 million in Q1-2013, as compared to $25 million of cash provided by financing activities in Q1-2012. The change was mainly due to the payment of the $13.0 million debt settlement amount to Merck in Q1-2013. In Q1-2012, we received a $25.0 million advance from Merck.

Contractual Obligations

As of March 31, 2013, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2013	2014	2015	2016	2017	There- after	Total
Material purchases(1)	3,000	Nil	Nil	Nil	Nil	Nil	3,000
Operating lease obligations	450	203	Nil	Nil	Nil	Nil	653
Other commitments	1,127	271	126	Nil	Nil	Nil	1,524
Total	$4,577	$474	$126	Nil	Nil	Nil	$5,177

(1)	Pursuant to the debt settlement agreement with Merck, we are committed to purchase $3 million of vernakalant (IV) finished goods inventory as well as active pharmaceutical ingredients for vernakalant (IV) and vernakalant (oral) in 2013.

Outstanding Share Capital

As of May 6, 2013, there were 12,470,335 common shares issued and outstanding, and 1,321,242 common shares issuable upon the exercise of outstanding stock options (of which 753,613 were exercisable) at a weighted average exercise price of CAD $10.27 per share. These amounts have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

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RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the three months ended March 31, 2013. For the three months ended March 31, 2012, we incurred legal fees of $214 for services related to general corporate matters provided by a law firm, a partner of which served as our corporate secretary.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At March 31, 2013, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

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